1933 Act File No. 333-39164
                                                     1940 Act File No. 811-08103

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact name of Trust: NUVEEN UNIT TRUSTS, SERIES 96

B.   Name of Depositor: JOHN NUVEEN & CO. INCORPORATED

C.   Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                             Chicago, Illinois 60606

D.   Name and complete address of agents for service:

                        JOHN NUVEEN & CO. INCORPORATED
                        Attention:  Alan G. Berkshire
                        333 West Wacker Drive
                        Chicago, Illinois  60606

                        CHAPMAN AND CUTLER
                        Attention:  Eric F. Fess
                        111 West Monroe Street
                        Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

      [ ]         immediately upon filing pursuant to paragraph (b)

      [ ]         on (date) pursuant to paragraph (b)

      [ ]         60 days after filing pursuant to paragraph (a)

      [ ]         on (date) pursuant to paragraph (a) of rule 485 or 486

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.


      [X] Check box if it is proposed that this filing will become effective on June 21, 2000 at 1:30 P.M. pursuant to Rule 487.

--------------------------------------------------------------------------------



                                     Nuveen
                            Defined Portfolios [logo]


             Nuveen Unit Trusts, Series 96


             Nuveen Insured Corporate Portfolio,
             Series 5 (Long-Term)


             Prospectus Part A dated June 21, 2000



          o    Seeks a High Level of Current Income

          o    Utility Bonds Insured by MBIA Insurance Corporation

          o    Monthly, Quarterly or Semi-annual Distributions

          o    Exempt from U.S. Income Tax Withholding for Many Foreign
               Investors



The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Nuveen Unit Trusts, Series 96
Nuveen Insured Corporate Portfolio,
Series 5


     CUSIP NOS:
     MONTHLY           QUARTERLY           SEMI-ANNUAL
     67090A222         67090A230           67090A248


Overview
Nuveen Unit Trusts, Series 96 includes the unit investment trust listed above. The Portfolio seeks to provide a high level of current income consistent with preservation of capital by investing in an insured portfolio of corporate debt obligations issued by utility companies, including telephone companies. John Nuveen & Co. Incorporated ("Nuveen") serves as the Sponsor of the Portfolio. The Portfolio has a dollar-weighted average maturity of 28.2 years.

Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.

  Contents
    2   Overview
    3   Nuveen Insured Corporate Portfolio,
        Series 5
    3   Risk/Return Summary
    3   Investment Objective
    3   Investment Strategy
    3   Bond Selection
    3   Investor Suitability
    3   Portfolio Diversification
    3   Primary Risks
    4   Fees and Expenses
    5   Schedule of Investments
    6   How to Buy and Sell Units
    6   Investing in the Portfolio
    6   Sales or Redemptions
    6   Risk Factors
    7   Distributions and Taxes
    7   Interest Distributions
    8   Principal Distributions
    8   Tax Status
    8   Estimated Returns
    9   General Information
    9   Insurance
    9   Ratings
    9   Termination
    9   The Sponsor
    9   Dealer Concessions
    9   Optional Features
    9   Letter of Intent
    9   Reinvestment
    9   Nuveen Mutual Funds
   10   Statement of Condition
   11   Report of Independent Public Accountants



For the Table of Contents of Part B, see Part B of the Prospectus.

Nuveen Insured
Corporate Portfolio,
Series 5


Risk/Return Summary

Investment Objective
The Portfolio seeks to provide a high level of current income consistent with preservation of capital.


Investment Strategy
The Portfolio consists of insured bonds issued by utility companies, including telephone companies. The bonds are expected to remain in the Portfolio until they mature, are called or are sold to meet redemptions or expenses.


Bond Selection
In selecting bonds for the Portfolio, the following factors, among others, were considered by the Sponsor:

o    The prices and yields of the bonds;

o    Whether the bonds are trading at a premium or discount from par;

o The present rating and credit quality of the issuers of the bonds and the potential improvement in the credit quality of such issuers;

o    The diversification of the bonds as to the location of the issuers;

o    The potential income generated by the bonds;

o    Whether the bonds were issued after July 18, 1984;

o    The stated maturities and call provisions of the bonds;

o    Whether the bonds were issued by a utility company; and

o Whether the bonds were insured and the availability and cost of insurance for the bonds.

Through examining these factors, the Sponsor seeks to select a Portfolio that has the potential to meet the Portfolio's investment objective of a high level of current income consistent with preservation of capital. A description of the bonds included in the Portfolio is provided in the "Schedule of Investments."


The Portfolio consists of bonds having a dollar-weighted average maturity of
28.2 years.



Investor Suitability

The Portfolio may be suitable for you if you are seeking:

o    An opportunity for attractive, dependable income;

o    Insured, AAA-rated utility bonds;

o    A focus on long-term capital preservation;

o    An appropriate vehicle for retirement or other tax-deferred accounts; and

o An exemption from U.S. income tax withholding for foreign (non-resident) investors who meet certain conditions.

The Portfolio is not appropriate for you if you are seeking:

o    An aggressive high-growth investment strategy.


Portfolio Diversification


The Portfolio consists of the following types of bonds:


                                            APPROXIMATE
       TYPE OF ISSUER                  PORTFOLIO PERCENTAGE
       ---------------                 --------------------

Communication                                     50.00%
Power Revenue                                     50.00%
                                                 ------
      Total                                      100.00%



Primary Risks
You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various reasons, including:

o    Unit prices and yields may decline during the life of the Portfolio;

o Rising interest rates will reduce the value of your Units. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes;

o A bond issuer or an insurer may be unwilling or unable to meet its obligation to make principal or interest payments, resulting in a reduction in the value of your Units;

o The financial condition of a bond issuer or insurer may worsen or their credit ratings may drop, resulting in a reduction in the value of your Units;


o Because the Portfolio is concentrated in utility bonds, including telephone companies, adverse developments in this industry may affect the value of your Units. Utility companies must contend with:

     o    government regulation,

     o    possible deregulation and the impact of stranded costs,

     o    intense competition,

     o    environmental concerns,

     o    fuel costs, and

     o    energy conservation;


o Assuming no changes in interest rates, when you sell your Units, they will generally be worth less than your cost because your cost included a sales charge;

o The Portfolio will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity; and

o The Portfolio is not actively managed and may continue to purchase or hold a bond included in the Portfolio even though the bond's outlook or its market value or yield may have changed.


Fees and Expenses
This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.


Estimated Annual Operating Expenses

                                  DISTRIBUTION PLAN
                         ----------------------------------
                           MONTHLY   QUARTERLY  SEMI-ANNUAL
                          ---------  --------- ------------
Trustee's Fee(1)           $1.7330     $1.3930     $1.1980
Sponsor's
   Evaluation
   Fee(1)                    $ .17       $ .17       $ .17
Other Operating
   Expenses (per
   Unit) (2)              $   .038    $   .038    $   .038
TOTAL (per Unit as
   of the Initial
   Date of Deposit)        $ .2283     $ .1943     $ .1748

MAXIMUM
   ORGANIZATION
   COSTS (PER
   UNIT)(3)                  $ .25       $ .25       $ .25


                                                  AMOUNT
                                                PER $1,000
                                                 INVESTED
                                                  (AS OF
                                      AMOUNT   INITIAL DATE
                                     PER UNIT   OF DEPOSIT)
                                     --------- ------------
INVESTOR FEES
(As of the Initial Date of
   Deposit)
Maximum Sales Charge                      4.9%      $49.00
--------------------------------------------------------------------------------

(1) The Trustee's Fee and the Sponsor's Evaluation Fee are per $1,000 principal amount of the bonds in the Portfolio.

(2) Other Operating Expenses do not include brokerage costs and other transactional fees.

(3) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or 6 months after Initial Date of Deposit.



The maximum per Unit sales charges are reduced as follows:

                                                  PERCENT
                                                     OF
                                                  OFFERING
                 NUMBER OF UNITS*                   PRICE
------------------------------------------------------------
   Less than 500                                       4.90%
   500 but less than 1,000                             4.75
   1,000 but less than 2,500                           4.50
   2,500 but less than 5,000                           4.25
   5,000 but less than 10,000                          3.50
   10,000 but less than 25,000                         3.00
   25,000 but less than 50,000                         2.50
--------------------------------------------------------------------------------


* Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. Also see "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

Example


This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.
The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfoliooperating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

               1 YEAR      3 YEARS    5 YEARS    10 YEARS
             ----------  ---------- ----------  ----------
Monthly        $537.83     $592.96     $653.74     $834.35
Quarterly      $534.43     $589.21     $649.60     $829.60
Semi-annual    $532.48     $587.06     $647.23     $826.05

See "Trust Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

Schedule of Investments

(AT THE INITIAL DATE OF DEPOSIT, JUNE 21, 2000)

            NUVEEN INSURED CORPORATE PORTFOLIO, SERIES 5 (LONG-TERM)

                                                                                                   RATINGS(2)       COST OF BONDS
------------------------------------------------------------------------------------------------------------------------------------
AGGREGATE                                                                     REDEMPTION       STANDARD                  TO
PRINCIPAL                     NAME OF ISSUER(1)(6)                           PROVISIONS(3)     & POOR'S    MOODY'S  PORTFOLIO(4)
------------------------------------------------------------------------------------------------------------------------------------
$   250,000  Bellsouth Telecommunications Company, 7.00% Due                No Optional            AAA       Aaa        $233,868
             10/01/25                                                           Call
    250,000  Florida Power Corporation, 6.75% Due 2/01/28                    No Optional           AAA       Aaa         224,505
                                                                                Call
    250,000  New York Telephone Company, 7.00% Due 12/01/33                  2013 at 100           AAA       Aaa         223,600
    250,000  Northern States Power Co., 7.125% Due 7/01/25                   No Optional           AAA       Aaa         234,738
                                                                                Call
    250,000  Pacific Bell Telephone Company, 6.625% Due 10/15/34           2013 at 101.12          AAA       Aaa         210,613
    250,000  Pacific Gas & Electric Corporation, 7.05% Due 3/01/24           No Optional           AAA       Aaa         236,493
                                                                                Call
  ---------                                                                                                            ---------
 $1,500,000                                                                                                           $1,363,817
  =========                                                                                                            =========

--------------------------------------------------------------------------------

(1) The Sponsor's contracts to purchase the bonds were entered into on June 20, 2000. All bonds are represented by contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.

(2) A brief description of the applicable Standard & Poor's and Moody's rating symbols and their meanings is set forth under "Description of Ratings" in Part B of the Prospectus. "N.R." indicates that the issue has not been rated by that rating agency.

(3) Under this heading, the year in which each issue of bonds is initially or currently redeemable and the redemption price for that year is shown. Unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not at a price below par value. The prices at which the bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the bonds to the Portfolio. In addition, certain bonds in the Portfolio may be redeemed in whole or in part other than by operation of the stated redemption provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds.

(4) During the initial offering period, evaluations of bonds are made on the basis of current offering side evaluations of the bonds.

(5) This bond has been purchased at a deep discount from the par value because there is no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount, the value of the bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof.

(6) Other information regarding the bonds in the Portfolio on the Initial Date of Deposit is as follows:

                                       ESTIMATED
                                        ANNUAL                   ESTIMATED                      ESTIMATED
                     PROFIT            INTEREST                GROSS ANNUAL                    NET ANNUAL
      COST TO       (OR LOSS)          INCOME TO                INCOME PER                     INCOME PER            BID PRICE
      SPONSOR      TO SPONSOR        PORTFOLIO(7)                 UNIT(7)                        UNIT(7)             OF BONDS
    -----------    -----------       ------------       ---------------------------     ------------------------    -----------
    -----------    -----------       ------------
                                                             $6.9250-- Monthly               $6.6967-- Monthly
   $1,358,191           $5,626          $103,875            $6.9250-- Quarterly             $6.7307-- Quarterly      $1,357,817
                                                           $6.9250-- Semi-annual           $6.7502-- Semi-annual

     In addition, the difference between the Trustee's determination of offering price and bid price (as a percentage of principal amount) is .40% for the Portfolio.

(7) The estimated income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the estimated net annual income per Unit provided above. Interest income does not include accretion of original issue discount on zero coupon bonds, if applicable. The amount of interest to be distributed annually per Unit will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease. See "Distribution to Unitholders" in Part B of this Prospectus.

PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE NUVEEN DEFINED PORTFOLIO, THE PORTFOLIO WILL CONTAIN DIFFERENT BONDS THAN THOSE DESCRIBED ABOVE.

How to Buy and Sell Units

Investing in the Portfolio


The minimum investment for primary and secondary market purchases is normally $5,000 or 50 Units, whichever is less. However, for IRA purchases the minimum investment is $500 or the nearest whole number of Units whose value is less than $500. You can buy Units from any participating dealer.
As of June 21, 2000, the Initial Date of Deposit, the per Unit Public Offering Price for the Portfolio is $95.85. As described above, Units are subject to a maximum sales charge of 4.9% of the Public Offering Price. The Public Offering Price includes the sales charge, and the estimated organization cost of $0.25 per Unit. Any net accrued but undistributed interest on the Units is added to the Public Offering Price. For Units purchased on the Initial Date of Deposit, $.09 of accrued interest will be added to the Public Offering Price. The Public Offering Price changes every day with changes in the prices of the bonds.
Wrap Account Purchasers and certain other investors described in Part B of the Prospectus, may buy Units with a sales charge equal to the portion of the sales charge retained by the Sponsor for non-breakpoint puchases. Wrap account arrangements generally involve additional fees charged by your broker, financial advisor or financial planner.


The Portfolio's securities are valued by the Sponsor, every business day.
The Sponsor intends to periodically create additional Units of the Portfolio. See "Nuveen Defined Portfolios" and "Composition of Trusts" in Part B of the Prospectus for more details. See "Public Offering Price" and "Market for Units" in Part B for additional information.

Sales or Redemptions
Units may be redeemed by the Trustee, The Chase Manhattan Bank, on any business day at their current market value based on the bid prices of the bonds.


Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on their current market value. If a secondary market is not maintained, a Unitholder may still redeem Units through the Trustee.


During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Trustee will redeem Units and the price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

See "Redemption" and "Market for Units" in Part B of the Prospectus for details.

Risk Factors

YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. Your investment is at risk primarily because of:

 O   INTEREST RATE RISK
     Interest rate risk is the risk that bonds in the Portfolio will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.
 O   CREDIT RISK
     Credit risk is the risk that an issuer of a bond in the Portfolio or an insurer is unable or unwilling to meet its obligation to make interest and principal payments.
 O   CALL RISK
     Call risk is the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Portfolio are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Portfolio. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Portfolio prior to maturity.

 O   MARKET RISK
     Market risk is the risk that the market value of a bond or the Portfolio may change rapidly and unpredictably, causing the bond or the Portfolio to be worth less than its original price. Volatility in the market price of the bonds in the Portfolio changes the value of the Units of the Portfolio. Market value may be affected by a variety of factors including, among others: -- changes in the perceptions about the issuers or insurers; -- changes in interest rates or inflation; -- changes in the ratings of the issuers or insurers; or -- changes in the financial condition of the issuers or insurers of the bonds.
 O   LIQUIDITY RISK
     Liquidity risk is the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, a liquid trading market may not exist.
 O   INFLATION RISK
     Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.
 O   BOND QUALITY RISK
     Bond quality risk is the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Portfolio.
 O   REDUCED DIVERSIFICATION RISK
     Reduced diversification risk is the risk that the diversification of your investment is reduced as bonds in the Portfolio are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Portfolio expenses.
 O   LITIGATION AND LEGISLATION RISK
     Litigation and legislation risk is the risk that future litigation or legislation could affect the value of the Portfolio.
 O   CONCENTRATION RISK


     When bonds in a particular industry make up 25% or more of the Portfolio, it is said to be "concentrated" in that industry, which makes a Portfolio less diversified and subject to more market risk. The Portfolio is concentrated in the bonds of utility companies, including telephone companies.
     Companies involved in this industry must contend with: -- government regulation; -- varying consumer demand; -- possible deregulation and the impact of stranded costs; -- environmental concerns; -- technological advances; -- intense competition; -- the difficulty of obtaining fuel at reasonable prices; and -- energy conservation.


 O   ZERO COUPON RISK


     If a Portfolio contains zero coupon bonds, the following factors should be considered. Zero coupon bonds do not provide for the payment of any current interest. The buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are bonds of comparable quality that pay interest currently.



Distributions and Taxes

Interest Distributions

Interest income received by the Portfolio, net of expenses, will be paid to investors. You may choose to receive interest distributions on a monthly, quarterly or semi-annual basis. Interest distributions will be paid on the following dates to the applicable Unitholders of record:

 DISTRIBUTION
     PLAN            RECORD DATES       DISTRIBUTION DATES
-------------     -------------------   -------------------
Monthly         1st of each month     15th of each month
--------------------------------------------------------------------------------
Quarterly       1st of February, May, 15th of February, May,
                August and November   August and November
--------------------------------------------------------------------------------
Semi-annual     1st of May and        15th of May and
                November              November
--------------------------------------------------------------------------------

The Portfolio's estimated interest distributions per Unit are as follows:

DISTRIBUTION PLAN      MONTHLY     QUARTERLY   SEMI-ANNUAL
-----------------     ---------   ----------  ------------
Initial Payment        $.7440       $. 7440      $. 7440
(Date)                (8/15/00)    (8/15/00)    (8/15/00)
Partial Payment          N/A          N/A        $1.6875
(Date)                                         (11/15/00)
First Normal Payment   $.5580       $1.6821      $3.3750
(Date)                (9/15/00)   (11/15/00)    (5/15/01)
Normal Total Annual    $6.6967      $6.7307      $6.7502
Distributions


The amount of interest will generally change as bonds in the Portfolio mature, are called or are sold or as fees and expenses increase or decrease. Estimated distributions assume that all of the bonds are delivered to the Portfolio.


If applicable, the estimated distributions provided above do not include accretion of original issue discount on "zero coupon" bonds. Zero coupon bonds will only distribute amounts at maturity. See "Distributions to Unitholders" in Part B of this Prospectus for details.


Principal Distributions

Distributions of principal received by the Portfolio will be paid on or shortly after each May 15 and November 15 to Unitholders of record on each May 1 and November 1, respectively, provided the amount available for distribution equals at least $0.10 per Unit. See "Distributions to Unitholders" in Part B of the Prospectus for additional information.

Tax Status
Interest on the bonds in the Portfolio is subject to federal income taxes for U.S. investors. You will receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any gain realized by the Portfolio on the disposition of bonds.


For non-resident aliens, income from the Portfolio will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor for additional information. See "Tax Status" in Part B of this Prospectus for further tax information.


Estimated Returns
The Portfolio uses two separate calculations to measure estimated returns: estimated current return and estimated long term return. Estimated current return equals the estimated annual cash to be received from the bonds in the Portfolio less estimated annual Portfolio expenses, divided by the Unit price (including the maximum sales charge):

        Estimated Annual               Estimated
         Interest Income     _      Annual Expenses
--------------------------------------------------------------------------------
                        Unit Price

Estimated long term return is a measure of the estimated return over the estimated life of the Portfolio. Unlike Estimated Current Return, Estimated Long Term Return reflects maturities, discounts and premiums of the bonds in the Portfolio. It is an average of the yields to maturity (or in certain cases, to an earlier call date) of the individual bonds in the Portfolio, adjusted to reflect the Portfolio's maximum sales charge and estimated expenses. We calculate the average yield for the Portfolio by weighting each bond's yield by its market value and the time remaining to the call or maturity date.
The Portfolio's estimated current and long term returns as of the business day prior to the Initial Date of Deposit are as follows:


                                ESTIMATED RETURNS
DISTRIBUTION PLAN     CURRENT RETURN     LONG-TERM RETURN
---------------        -------------     ----------------
Monthly                    6.99%                 7.14%
Quarterly                  7.02%                 7.18%
Semi-Annual                7.04%                 7.20%

These return quotations are designed to be comparative rather than predictive and your actual return will vary with Unit price, how long you hold your investment, changes in the Portfolio, interest income and expenses.


Yields on individual bonds depend on many factors including the general condition of the bond market, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings.

See "Estimated Long Term Return and Estimated Current Return" in Part B of the Prospectus for details.

General Information

Insurance


All of the corporate bonds in the Portfolio are insured either by the issuer of the bonds or by the Sponsor under a financial guaranty insurance policy obtained from MBIA Insurance Corporation ("MBIA") for as long as the bonds are outstanding and MBIA remains in business. The insurance guarantees the scheduled payment of principal and interest on all of the utility bonds in the Portfolio. It does not guarantee the market value of the bonds or the value of the Units of the Portfolio. See "Insurance on the Corporate Bonds" in Part B of the Prospectus for further information. If applicable, any U.S. Treasury Obligations in a Portfolio are not insured.


Ratings


All corporate bonds in the Portfolio have been rated "AAA" by Standard & Poor's and "Aaa" by Moody's, their highest ratings.


Termination


The Portfolio will terminate upon the sale, redemption of other disposition of the last bond in the Portfolio. However, in no event will the Portfolio continue after the Mandatory Termination Date, October 15, 2034.


Unitholders will receive a cash distribution that represents their share of the Portfolio's assets within a reasonable time after the Portfolio terminates. For more details regarding termination, including a description of other circumstances in which the Portfolio may terminate, see "Other Information -- Termination of Indenture" in Part B of the Prospectus.

The Sponsor
Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of our investors. Nuveen began offering defined portfolios in 1961 and more than 1.5 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The Prospectus describes in detail the investment objectives, policies and risks of this Portfolio. We invite you to discuss the contents with your financial advisor, or you may call us at 800-257-8787 for additional information.

Dealer Concessions

The Sponsor plans to allow a concession of $3.20 per Unit for non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Wrap Account Purchases and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchases, as follows:

--------------------------------------------------------------------------------


                                               CONCESSION
NUMBER OF UNITS*                                PER UNIT
----------------                                --------
Less than 500                                     $3.20
500 but less than 1,000                            3.20
1,000 but less than 2,500                          3.20
2,500 but less than 5,000                          3.20
5,000 but less than 10,000                         2.50
10,000 but less than 25,000                        2.00
25,000 but less than 50,000                        1.75
Wrap Account Purchases                             0.00


* Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for additional information on dealer concessions, volume incentives, and secondary market dealer concessions.


Optional Features

Letter of Intent (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of this Prospectus.

Reinvestment

Interest income and returned principal can be reinvested with no sales charge into Nuveen mutual or money market funds. See "Accumulation Plan" in Part B of this Prospectus. For more information, obtain a prospectus from your financial advisor.

Nuveen Mutual Funds

Portfolio purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, obtain a prospectus from your financial advisor.



Statement of Condition

(AT THE INITIAL DATE OF DEPOSIT, JUNE 21, 2000)

Trust Property
Investment in bonds represented by purchase contracts (1)(2)                                                    $     1,363,817
Accrued interest to June 21, 2000 on underlying bonds (1)                                                       $        23,851
Cash in portfolio                                                                                               $         3,750
                                                                                                                    -----------
               Total                                                                                            $     1,391,418
                                                                                                                    ===========
Liabilities and Interest of Unitholders
LIABILITIES:
      Accrued interest to June 21, 2000 on underlying bonds (4)                                                 $        23,851
      Reimbursement of Sponsor for organization costs (3)                                                       $         3,750
                                                                                                                    -----------
               Total                                                                                            $        27,601
                                                                                                                    ===========
INTEREST OF UNITHOLDERS:
      Units of fractional undivided interest outstanding (15,000)
      Cost to investors (5)                                                                                     $     1,437,831
           Less: Gross underwriting commission (6)                                                              $        70,264
           Less: Organization costs (3)                                                                         $         3,750
                                                                                                                    -----------
      Net amount applicable to investors                                                                        $     1,363,817
                                                                                                                    -----------
               Total                                                                                            $     1,391,418
                                                                                                                    ===========


-----------

(1) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the bonds pursuant to contracts for the purchase of such bonds. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Initial Date of Deposit.

(2) Aggregate value (at offering prices) as of the Initial Date of Deposit of the bonds listed under "Schedule of Investments", and their aggregate cost to the Portfolio is the same. These offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Initial Date of Deposit. (See "Evaluation of Securities at the Initial Date of Deposit" in Part B of this Prospectus.)

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Portfolio. These costs have been estimated at $0.25 per Unit for the Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(4) Representing, as set forth in "Accrued Interest" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Initial Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "Public Offering Price" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.9% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of the sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "Public Offering Price" in Part B of this Prospectus.)

Report of Independent Public Accountants


To the Board of Directors of John Nuveen & Co. Incorporated and Unitholders of Nuveen Unit Trusts, Series 96:

We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trusts, Series 96 (Nuveen Insured Corporate Portfolio, Series 5 (Long-Term)), as of June 21, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trusts, Series 96 (Nuveen Insured Corporate Portfolio, Series 5 (Long-Term)), as of June 21, 2000, in conformity with accounting principles generally accepted in the United States.

                                                             ARTHUR ANDERSEN LLP

Chicago, Illinois,
June 21, 2000

         Nuveen
         Defined
         Portfolios


                          NUVEEN UNIT TRUSTS, SERIES 96
                              PROSPECTUS -- PART A


                                  JUNE 21, 2000

              Sponsor        John Nuveen & Co. Incorporated
                             333 West Wacker Drive
                             Chicago, IL 60606-1286
                             Telephone: 312-917-7700

              Trustee        The Chase Manhattan Bank
                             4 New York Plaza
                             New York, NY 10004-2413
                             Telephone: 800-257-8787


     This Prospectus does not contain complete information about the Portfolio filed with the Securities and Exchange Commission in Washington, DC under the:

     Securities Act of 1933 (file no. 333-39164)

     Investment Company Act of 1940 (file no. 811-08103)


     More information about the Portfolio, including the code of ethics adopted by the Sponsor and the Nuveen Unit Trusts, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.


     No person is authorized to give any information or representation about the Portfolio not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.
     When Units of the Portfolio are no longer available or for investors who will reinvest into subsequent series of the Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

   1. Information in this Prospectus is not complete and may be changed;

   2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

   3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.





                                     Nuveen
                            Defined Portfolios [logo]



Nuveen Fixed Income Portfolio Prospectus


Prospectus Part B dated June 21, 2000

The Prospectus for a Nuveen Defined Portfolio (a "Trust") is divided into two parts. Part A of the Prospectus relates exclusively to a particular Trust and provides specific information regarding the Trust's portfolio, investment objectives, expenses, financial highlights, interest and principal distributions, estimated returns, risk factors, tax status and optional features. Part B of the Prospectus provides more general information regarding the Nuveen Defined Portfolios. Part A of the Prospectus may not be distributed unless accompanied by Part B of the Prospectus. You should read both Parts of the Prospectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.


     Additional information about the Trusts is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "Trustee") at (800) 257-8787.


NUVEEN DEFINED PORTFOLIOS

     Each Nuveen Defined Portfolio consists of a portfolio of U.S. Treasury Obligations or Corporate Bonds described in the applicable Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus). Trusts consisting of U.S. Treasury obligations ("U.S. Treasury Obligations") shall be referred to herein as "U.S. Treasury Trusts." Trusts primarily consisting of investment grade, corporate debt obligations issued after July 18, 1984 ("Corporate Bonds") shall be referred to herein as "Corporate Trusts." Collectively, the U.S. Treasury Trusts and the Corporate Trusts shall be referred to herein as the "Trusts." Corporate Trusts consisting primarily of insured Corporate Bonds shall be referred to herein as "Insured Corporate Trusts" and Corporate Trusts consisting primarily of uninsured investment grade Corporate Bonds shall be referred to herein as "Investment Grade Corporate Trusts." U.S. Treasury Obligations and the Corporate Bonds held by a Trust shall be referred to herein as the "Obligations", "Bonds" or the "Securities."

     Minimum Investment--$5,000 or 50 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less.


     Redeemable Units. Units of the Trusts are redeemable at the offices of the Trustee at prices based upon the bid prices of the Securities. If so provided in Part A of the Prospectus, during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Fees and Expenses" in Part A of the Prospectus for the organization costs and see "REDEMPTION" herein for a more detailed discussion of redeeming your Units.


     Distributions. Interest received by a Trust will be paid monthly, quarterly or semi-annually, depending on your selection. (See "DISTRIBUTIONS TO UNITHOLDERS.") Distributions of funds in the Principal Account, if any, will ordinarily be made as set forth under "DISTRIBUTIONS TO UNITHOLDERS".

     Public Offering Price. Public Offering Price of a Trust during the Initial Offering Period is based upon the offering prices of the Securities in the Trust's portfolio plus a sales charge as set forth in Part A of the Prospectus. If so provided in Part A of the Prospectus, the Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also includes organization costs incurred in establishing a Trust. These costs will be deducted from the assets of the Trust as of the close of such period. See "Fees and Expenses" in Part A of the Prospectus. For Units purchased in the secondary market, the Public Offering Price is based upon the bid prices of the Securities in the Trust, plus the sales charges as set forth herein. Accrued interest on the Securities in the Trust from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE.")





THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS


NUVEEN DEFINED PORTFOLIOS                                                      3
SUMMARY OF PORTFOLIOS                                                          3
COMPOSITION OF TRUSTS                                                          4
INSURANCE ON THE CORPORATE BONDS                                               6
PUBLIC OFFERING PRICE                                                          7
MARKET FOR UNITS                                                               9
ACCRUED INTEREST                                                              10
ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN                       10
EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT                       11
TAX STATUS                                                                    11
TRUST OPERATING EXPENSES                                                      15
DISTRIBUTIONS TO UNITHOLDERS                                                  15
ACCUMULATION PLAN                                                             17
REPORTS TO UNITHOLDERS                                                        17
UNIT VALUE AND EVALUATION                                                     17
DISTRIBUTIONS OF UNITS TO THE PUBLIC                                          18
OWNERSHIP AND TRANSFER OF UNITS                                               19
REDEMPTION                                                                    20
PURCHASE OF UNITS BY THE SPONSOR                                              21
REMOVAL OF SECURITIES FROM THE TRUSTS                                         21
INFORMATION ABOUT THE TRUSTEE                                                 21
LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE                             21
SUCCESSOR TRUSTEES AND SPONSORS                                               22
INFORMATION ABOUT THE SPONSOR                                                 22
DESCRIPTION OF RATINGS                                                        22
OTHER INFORMATION                                                             24
CODE OF ETHICS                                                                25
LEGAL OPINION                                                                 25
AUDITORS                                                                      25
SUPPLEMENTAL INFORMATION                                                      25

NUVEEN DEFINED PORTFOLIOS


     This Nuveen Defined Portfolio is one of a series of separate but similar investment companies created by the John Nuveen & Co. Incorporated, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Defined Portfolios are collectively referred to herein as the "Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank (the "Trustee").


     The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of the Securities described in the applicable Part A of the Prospectus, together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the Securities themselves). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Securities deposited in a Trust. See "Risk/Return Summary" and "Risk Factors" in Part A of the Prospectus for a discussion of zero coupon bonds and stripped obligations included in the Trusts, if any. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Securities with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF TRUSTS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Securities and its limited right to substitute other securities to replace any failed contract, see "COMPOSITION OF TRUSTS."

     The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the principal and net income of such Trust. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

     Additional Units of each Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities (or contracts for the purchase thereof together with irrevocable letters of credit) or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in a Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities or cash with instructions to purchase additional Securities, into such Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, within reasonable parameters, the same original proportionate relationship among the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same proportionate amount of each Security, and the percentage relationship among the principal amounts of the Securities in the respective Trust will remain the same. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Indenture. The Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Securities of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to Nuveen, if applicable.


SUMMARY OF PORTFOLIOS

     In selecting U.S. Treasury Obligations for deposit in the U.S. Treasury Trusts the following factors, among others, were considered by the Sponsor: (a) the types of such obligations available; (b) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par; and
(c) the maturities of such obligations.

     In selecting Corporate Bonds for deposit in the Corporate Trusts, the following factors, among others, were considered by the Sponsor: (a) the prices and yields of such Corporate Bonds relative to other Corporate Bonds of similar quality and maturity, including the extent to which such Corporate Bonds are traded at a premium or discount from par; (b) the present rating and credit quality of the issuers of the Corporate Bonds and the potential improvement in the credit quality of such issuers; (c) the diversification of the Corporate Bonds as to location of issuer; (d) the income to the Unitholders of the Corporate Trusts; (e) whether the Corporate Bonds were issued after July 18, 1984; (f) the stated maturities and call provisions of the Corporate Bonds; (g) whether the Corporate Bonds were issued by a utility company; and (h) whether the Corporate Bonds were insured and the availability and cost of insurance for the Corporate Bonds.


COMPOSITION OF TRUSTS

     Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain Securities deposited in a Trust to create additional Units, in substitution for Securities not delivered to a Trust or in exchange or substitution for Securities upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Securities.

     "When-issued" and "delayed delivery" transactions. The contracts to purchase Securities delivered to the Trustee represent an obligation by issuers or dealers to deliver Securities to the Sponsor for deposit in the Trusts. Certain of the contracts relate to Securities which have not been issued as of the Initial Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Securities. Although the Sponsor believes it unlikely, if such Securities, or replacement Securities described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Securities provide for delivery dates after the date of settlement for purchases made on the Initial Date of Deposit. Interest on such "when issued" and "delayed delivery" Securities accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Securities during the interval between their purchase of Units and the delivery of the Securities because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of this Prospectus (which are based on the Public Offering Price as of the business day prior to the Initial Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth under "Fees and Expenses" in Part A of this Prospectus. Those Securities in each Trust purchased with delivery dates after the date of settlement for purchases made on the Initial Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.

     Limited replacement of certain Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those Securities purchased on a when, as and if issued basis ("Failed Securities"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Securities ("Replacement Securities") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must satisfy the criteria previously described for the Trusts and shall be substantially identical to the Failed Securities they replace. For U.S. Treasury Trusts, the Replacement Securities must be substantially identical to the Failed Securities they replace in terms of (i) the exemption from state and local taxation; (ii) maturity; and (iii) cost to the U.S. Treasury Trust. For Corporate Trusts, the Replacement Securities (i) must be payable in United States currency, (ii) must be purchased at a price that results in a yield to maturity and a current return at least equal to that of the Failed Securities as of the Initial Date of Deposit, (iii) must satisfy any rating criteria for Securities originally included in the Corporate Trust, (iv) must be insured prior to acquisition by the Corporate Trust, (v) must be corporate bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those or the Failed Securities having no warrants or subscription privileges attached; and (vi) be issued after July 18, 1984. In addition, for any Trust, Replacement Securities shall not be "when, as and if issued" Securities. Whenever a Replacement Security has been acquired for a Trust, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Trust involved. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust.

     To the extent Replacement Securities are not acquired, the Sponsor shall refund to all Unitholders of the Trust involved the sales charge attributable to such Failed Securities not replaced, and the principal and accrued interest attributable to such Securities shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor. In the event Failed Securities in a Trust could not be replaced, the Net Annual Interest Income per Unit for such Trust would be reduced and the Estimated Current Return thereon might be lowered.

     The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

     Sale, maturity and redemption of securities. Certain of the Securities may from time to time under certain circumstances be sold or will mature in accordance with their terms. The proceeds from such events will be used to pay for expenses or for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.


     Certain Bonds in the Trusts may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to a sinking fund or special or extraordinary redemption provisions. Certain Bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such Bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the Bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Trusts and for purposes of calculating the average maturity of the Bonds in any Trust.


     The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. The exercise of redemption or call provisions is more likely to occur in situations where the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value".) Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds.


     Market Discounts or Premiums. Certain of the Securities may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to a Trust. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.


     Original Issue Discount Obligations and Stripped Obligations. Certain Trusts may include original issue discount obligations or stripped obligations. Such bonds are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

     Certain of the original issue discount obligations in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

     Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

     Certain of the Bonds in a Trust may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on an obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic charactersitics similar to zero coupon bonds, as described above.


     Unitholders should consult their own tax advisor with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.


     Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

     Litigation. Except as provided in Part A of the Prospectus, to the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in any Trust or current litigation may have unexpected results. The Sponsor is unable to predict whether any such litigation may have such results or may be instituted, or if instituted, whether any such litigation might have a material adverse effect on the Trusts.


INSURANCE ON THE CORPORATE BONDS

     All Bonds in an Insured Corporate Trust portfolio except for any U.S. Treasury obligations contained in such portfolio are insured as to the scheduled payment of interest and principal under a financial guaranty insurance policy obtained by the issuer of the Corporate Bonds or by the Sponsor from MBIA Insurance Corporation ("MBIA"). The premium for each such insurance policy has been paid in advance by such issuer or the Sponsor and each such policy is non-cancellable and will remain in force so long as the Corporate Bonds are outstanding and MBIA remains in business. No premiums for such insurance are paid by any Corporate Trust. If MBIA is unable to meet its obligations under its policy or if the rating assigned to the claims-paying ability of MBIA deteriorates, no other insurer has any obligation to insure any issue adversely affected by either of these events.

     The aforementioned insurance guarantees the scheduled payment of principal and interest on all of the Corporate Bonds in an Insured Corporate Trust except for any U.S. Treasury obligations. It does not guarantee the market value of the Corporate Bonds or the value of the Units of a Corporate Trust. This insurance is effective so long as the Corporate Bond is outstanding, whether or not held by a Corporate Trust. Therefore, any such insurance may be considered to represent an element of market value in regard to the Corporate Bonds, but the exact effect, if any, of this insurance on such market value cannot be predicted.

     MBIA, formerly known as Municipal Bond Investors Insurance Corporation, is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain.


     As of December 31, 1999, MBIA had admitted assets of $7.0 billion (audited), total liabilities of $4.6 billion (audited), and total capital and surplus of $2.4 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of March 31, 2000, MBIA had admitted assets of $7.1 billion (unaudited), total liabilities of $4.7 billion (unaudited), and total capital and surplus of $2.4 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA Corporation's financial statements prepared in accordance with statutory accounting practices are available from MBIA Corporation. The address of MBIA Corporation is 113 King Street, Armonk, New York 10504. The telephone number of MBIA is (914) 273-4545.


     Moody's Investors Service, Inc. rates the financial strength of MBIA "Aaa".

     Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., rates the financial strength of MBIA "AAA".

     Fitch IBCA, Inc., (formerly known as Fitch Investors Service, L.P.) rates the financial strength of MBIA "AAA".

     Each rating of MBIA should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

     The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Bonds. MBIA does not guaranty the market price of the Bonds nor does it guaranty that the ratings on the Bonds will not be revised or withdrawn.

     Bonds in an Insured Corporate Trust for which insurance has been obtained by the issuer thereof or by the Sponsor from MBIA (all of which were rated "AAA" by Standard & Poor's and "Aaa" by Moody's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's and "Aaa" by Moody's. In selecting Corporate Bonds for the portfolio of a Corporate Trust, the Sponsor has applied the criteria hereinbefore described.


PUBLIC OFFERING PRICE

     The Public Offering Price of the Units of each Trust is equal to the Trustee's determination of the aggregate offering prices of the Securities deposited therein (minus any advancement to the principal account of the Trust made by the Trustee) plus a sales charge as set forth in Part A of this Prospectus, in each case adding to the total thereof, cash held by the Trust, if any (minus accrued expenses and any advances to the Trust made by the Trustee), and dividing the sum so obtained by the number of Units outstanding in the Trust. In addition, if so provided in Part A of the Prospectus, a portion of the Public Offering Price during the initial offering period also consists of cash and/or Securities in an amount sufficient to pay for all or a portion of the costs incurred in organizing a Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

     If Securities are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs, such Securities will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Such Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a shorter time period than the life of the Trust). Also, any cash reserved for such purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities and any cash reserved are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount per Unit set forth for the Trust in "Statement of Condition," this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. See "Fees and Expenses" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

     The sales charge applicable to quantity purchases is reduced on a graduated scale. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Nuveen unit investment trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggregate purchases (excluding purchases which are subject only to a deferred sales charge) as expressed in the letter of intent. For purposes of letter of intent calculations, units of equity products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.


     For "secondary market" sales, the Public Offering Price per Unit of each Trust is based on the Sponsor's determination of the bid price of each Security in the Trust and includes a sales charge as set forth below based upon the number of years remaining to the maturity of each such Security. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Securities in a Trust portfolio based upon the maturities of such Securities. As shown, the sales charge on Securities in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to volume purchases:


Corporate Trust Secondary Market Sales Charges

                                                                                 AMOUNT OF PURCHASE*
                                   -------------------------------------------------------------------------------------------
                                                             $50,000   $100,000   $250,000   $500,000  $1,000,000 $2,500,000
                                                   UNDER       TO         TO         TO         TO         TO         OR
YEARS TO MATURITY                                 $50,000    $99,999   $249,999   $499,999   $999,999  $2,499,999    MORE
--------------                                    -------    -------    -------    -------    -------   ---------  ---------

 Less than 1                                      0          0          0          0           0          0          0
 1 but less than 2                                1.523%     1.446%     1.369%     1.317%      1.215%     1.061%      .900%
 2 but less than 3                                2.041      1.937      1.833      1.729       1.626      1.420      1.225
 3 but less than 4                                2.564      2.433      2.302      2.175       2.041      1.781      1.546
 4 but less than 5                                3.093      2.961      2.828      2.617       2.459      2.175      1.883
 5 but less than 7                                3.627      3.433      3.239      3.093       2.881      2.460      2.165
 7 but less than 10                               4.167      3.951      3.734      3.520       3.239      2.828      2.489
 10 but less than 13                              4.712      4.467      4.221      4.004       3.788      3.253      2.842
 13 but less than 16                              5.263      4.988      4.712      4.439       4.167      3.627      3.169
 16 or more                                       5.820      5.542      5.263      4.987       4.603      4.004      3.500

* Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.


U.S. Treasury Trust Secondary Market Sales Charges

                                                                                 AMOUNT OF PURCHASE*
                                   -------------------------------------------------------------------------------------------
                                                             $50,000   $100,000   $250,000   $500,000  $1,000,000 $2,500,000
                                                   UNDER       TO         TO         TO         TO         TO         OR
YEARS TO MATURITY                                 $50,000    $99,999   $249,999   $499,999   $999,999  $2,499,999    MORE
--------------                                    -------    -------    -------    -------    -------   ---------  ---------
 Less than 1                                      0          0          0          0           0          0          0
 1 but less than 2                                1.10%      1.00%      0.90%      0.90%       0.80%      0.70%      0.60%
 2 but less than 3                                1.40       1.30       1.30       1.20        1.10       1.00       0.80
 3 but less than 4                                1.60       1.50       1.50       1.40        1.30       1.10       1.00
 4 but less than 5                                1.80       1.70       1.70       1.50        1.40       1.30       1.10
 5 but less than 7                                1.90       1.80       1.70       1.70        1.50       1.30       1.20
 7 but less than 10                               2.20       2.10       2.00       1.90        1.70       1.50       1.30
 10 but less than 13                              2.70       2.60       2.40       2.30        2.20       1.90       1.70
 13 but less than 16                              3.30       3.10       2.90       2.80        2.60       2.30       2.00
 16 or more                                       3.60       3.40       3.30       3.10        2.90       2.50       2.20

* Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $500,000 and 10,000 Units to $1 million, etc., and will be applied on that basis which is more favorable to the purchaser.

     The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Corporate Trust, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Trust will depend on the maturities of the Securities in the portfolio of such Trust.

     Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the aggregate principal amount of Securities deposited in the Trust during the initial offering period of the Trust.

     At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time (the "Evaluation Time") and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

     Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. See "ACCRUED INTEREST."

     The graduated sales charges set forth in the table provided in Part A of this Prospectus and/or herein will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of a Trust will be aggregated with concurrent purchases of any other Nuveen unit investment trust or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings, ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.


     Units may be purchased in the primary market with a sales charge as provided for "Wrap Account Purchasers" under "How to Buy and Sell Units" in Part A of this Prospectus by (1) investors who purchase Units through registered investment advisors, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory services, brokerage services, investment services or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed; (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity; (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, minor children, and parents and spouses' parents, however, purchases by parents and adult children who are not members of the household of the officers, directors or full-time employees described above, must be made through a registered broker-dealer and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.


     The initial or primary market Public Offering Price of the Units in each Trust is based upon a pro rata share of the offering prices per Unit of the Securities in such Trust plus the applicable sales charge. The secondary market Public Offering Price of each Trust is based upon a pro rata share of the bid prices per Unit of the Securities in such Trust plus the applicable sales charge. The offering prices of Securities in a Trust may be expected to average between 1/2% to 2% more than the bid prices of such Securities. The difference between the bid side evaluation and the offering side evaluation of the Securities in each Trust on the business day prior to the Initial Date of Deposit is shown in the discussion of each Trust portfolio.

     Whether or not Units are being offered for sale, the Trustee will determine or cause to be determined the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")


MARKET FOR UNITS

     During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the offering prices of the Securities in such Trust (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of certain Trusts at its own expense and continuously offer to purchase Units of each such Trust at prices, subject to change at any time, which are based upon the bid prices of Securities in the respective portfolios of such Trusts. If so provided in Part A of the Prospectus, during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Sponsor expects to repurchase Units (the "Sponsor's Repurchase Price") includes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See "Fees and Expenses" in Part A of the Prospectus. Unitholders who wish to dispose of their Units should inquire of the Trustee or their broker as to the current Redemption Price. (See "REDEMPTION.")

     In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

     In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

     Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")


ACCRUED INTEREST


     Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Securities in each Trust is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Trust will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.


     In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Trust the amount of accrued interest due on the Securities as of the Initial Date of Deposit (which has been designated the first Record Date). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Initial Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the preceding Record Date to, but not including, the date of settlement of the investor's purchase (three business days after purchase). The Trustee will recover its advancements (without interest or other cost to the Trusts) from interest received on the Securities deposited in each Trust.

     The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Securities in the Trusts. Since interest is accrued daily but paid only semi-annually, during the initial months of the Trusts, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution approximately 30 to 60 days after the Initial Date of Deposit. Assuming each Trust retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated in Part A of this Prospectus. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the purchase price and the redemption price of the Units.

     Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Trust. (See Part A of this Prospectus and "DISTRIBUTIONS TO UNITHOLDERS.") As Securities mature, or are redeemed or sold, the accrued interest applicable to such securities is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.


ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN

     The Estimated Long Term Return for each Trust is a measure of the return to the investor expected to be earned over the estimated life of the Trust. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Securities in the Trust's portfolio calculated in accordance with accepted practice and adjusted to reflect expenses and sales charges. Under accepted practice, securities are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the securities but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the security's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Trust's portfolio is derived by weighting each Security's yield by the market value of the Security and by the amount of time remaining to the date to which the Security is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Trust. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will effect the return.

     Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Securities in a Trust's portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Trust, less estimated expenses, by the number of Units outstanding.


     Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Securities. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual securities in the portfolio, and differences between the expected remaining life of portfolio securities and the actual length of time that they remain in a Trust; such actual holding periods may be reduced by termination of a Trust, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted in Part A of the Prospectus are based on the market value of the underlying Securities on the business day prior to the Initial Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Securities and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Trust without charge to each potential investor in a Trust who receives this prospectus and makes an oral or written request to the Sponsor for such information.


     A portion of the monies received by a Trust may be treated, in the first year only, as a return of principal due to the inclusion in the Trust portfolio of "when-issued" or other Securities having delivery dates after the date of settlement for purchases made on the Initial Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See "COMPOSITION OF TRUSTS" and "TAX STATUS".)

EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT

     The prices at which the Securities deposited in the Trusts would have been offered to the public on the business day prior to the Initial Date of Deposit were determined by the Trustee on the basis of an evaluation of such securities prepared by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities.

     The amount by which the Trustee's determination of the offering prices of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was profit or loss to the Sponsor exclusive of any underwriting profit. (See Part A of this Prospectus.) The Sponsor also may realize further profit or sustain further loss as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.


TAX STATUS

     For purposes of the following discussion and opinions, it is assumed that each Obligation is debt for federal income tax purposes and that interest on each Obligation is includable in gross income for federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:


          1. The Trust is not an association taxable as a corporation for federal income tax purposes.

          2. Each Unitholder will be considered the owner of a pro rata portion of each of a Trust's assets for federal income tax purposes under Subpart E, Subchapter J of Chapter 1 of the Internal Revenue Code of 1986 (the "Code"). Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is considered to be received by the Trust. Each Unitholder will be required to include in taxable income for federal income tax purposes, original issue discount with respect to his interest in any Obligation held by the Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest.

          3. Each Unitholder will have a taxable event when an Obligation is disposed of (whether by sale, exchange, liquidation, redemption, payment at maturity, or otherwise) or when the Unitholder redeems or sells his Units. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all the assets of the Trust. Such basis is determined (before the adjustments described below) by apportioning the tax basis for the Units among each of the Trust's assets, according to value as of the valuation date nearest the date of acquisition of the Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Obligations delivered after the date on which the Unitholders pay for their Units to the extent that such interest accrued on such Obligations before the date the Trust acquired ownership of the Obligations (and the amount of this reduction may exceed the amount of accrued interest paid to the sellers) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Unitholders should consult their own tax advisors with regard to calculation of basis.

     Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Obligations (whether by sale, exchange, payment on maturity, redemption or otherwise) gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholders' pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Obligation which was issued with original issue discount (including the Treasury Bonds as defined below) (or which has market discount) must be increased by the amount of accrued original issue discount (and market discount if the Unitholder elects to include market discount in income as it accrues) and the basis of each Unit and of each Obligation which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. The Trust may contain certain "zero coupon" Securities that are treated as bonds that were originally issued at an original issue discount provided, pursuant to a Treasury Regulation (the "Regulation") issued on December 28, 1992, that the amount of original issue discount determined under Section 1286 of the Code is not less than a de minimis amount as determined thereunder. Because the Treasury Bonds represent interests in "stripped" U.S. Treasury bonds, a Unitholder's initial cost for his pro rata portion of each Treasury Bond held by the Trust (determined at the time he acquires his Units, in the manner described above) shall be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Treasury Bonds held by a Trust as such original issue discount accrues and will, in general, be subject to federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a de minimis amount as determined under the Regulation. To the extent that the amount of such discount is less than the respective de minimis amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Treasury Bonds, this method will generally result in an increasing amount of income to the Unitholders each year. Unitholders should consult their tax advisors regarding the Federal income tax consequences and accretion of original issue discount.

     Limitations on Deductibility of Trust Expenses by Unitholders--Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income (similar limitations also apply to estates and trusts). Unitholders may be required to treat some or all of the expenses paid by the Trust as miscellaneous itemized deductions subject to this limitation.

     Premium--If a Unitholder's tax basis of his pro rata portion in any Obligations held by the Trust exceeds the amount payable by the issuer of the Obligation with respect to such pro rata interest upon the maturity of the Obligation, such excess would be considered "premium" which may be amortized by the Unitholder at the Unitholder's election as provided in Section 171 of the Code. Unitholders should consult their tax advisors regarding whether such election should be made and the manner of amortizing premium.

     Original Issue Discount--Certain of the Obligations in the Trust may have been acquired with "original issue discount." In the case of any Obligations in a Trust acquired with "original issue discount" that exceeds a "de minimis" amount as specified in the Code or in the case of the Treasury Bonds as specified in the Regulation, such discount is includable in taxable income of the Unitholders on an accrual basis computed daily, without regard to when payments of interest on such Obligations are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Obligations. Unitholders should consult their tax advisors as to the amount of original issue discount which accrues.

     Special original issue discount rules apply if the purchase price of an Obligation by the Trust exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). Similarly, these special rules would apply to a Unitholder if the tax basis of his pro rata portion of an Obligation issued with original issue discount exceeds his pro rata portion of its adjusted issue price. Unitholders should also consult their tax advisors regarding these special rules.

     It is possible that a Corporate Bond that has been issued at an original issue discount may be characterized as a "high-yield discount obligation" within the meaning of Section 163(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligation will be characterized as a distribution on stock (e.g., dividends) for purposes of the dividends received deduction which is available to certain corporations with respect to certain dividends received by such corporation.

     Market Discount--If a Unitholder's tax basis in his pro rata portion of an Obligation is less than the allocable portion of such Obligation's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight-line basis, unless the Unitholder elects to calculate accrued market discount under a constant-yield method. The market discount rules do not apply to Treasury Bonds because they are stripped debt instruments subject to special original issue discount rules discussed above. Unitholders should consult their own tax advisors regarding whether an election should be made and as to the amount of market discount which accrues.

     Accrued market discount is generally includable in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Obligations, on the sale, maturity or disposition of such Obligations by the Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisors regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

     Computation of the Unitholder's Tax Basis--The tax basis of a Unitholder with respect to his interest in an Obligation is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the Obligations held by the Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unitholder has properly elected to amortize under
Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust.

     Recognition of Taxable Gain or Loss upon Disposition of Obligations by a Trust or Disposition of Unit--A Unitholder will recognize taxable capital gain (or loss) when all or part of his pro rata interest in an Obligation is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor (subject to various non-recognition provisions of the Code). As previously discussed, gain realized on the disposition of the interest of a Unitholder in any Obligation deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of an Obligation by a Trust or the disposition of Units by a Unitholder will be determined by the period of time the Unitholder held his Unit and the period of time the Trust held the Obligation. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

     Capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

     The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules.

     If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets, including his pro rata portion of all of the Obligations represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed. The tax basis reduction requirements of the Code relating to amortization of Obligation premium may, under some circumstances, result in the Unitholder's realizing taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

     Foreign Investors--A Unitholder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust) will not be subject to United States federal income taxes, including withholding taxes, on interest income (including any original issue discount) on, or any gain from the sale or other disposition of, his pro rata interest in any Obligation or the sale of his Units provided that all of the following conditions are met (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) if the interest is United States source income (which is the case for most securities issued by United States issuers), the Obligation is issued after July 18, 1984, and the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Obligation and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Obligation, or (iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his taxable year, and (iv) the foreign investor provides all certification which may be required of his or her status (foreign investors may contact the Sponsor to obtain a Form W-8-BEN which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.

     The Revenue Reconciliation Act of 1993 includes a provision which eliminates the exemption from United States taxation, including withholding taxes, for certain "contingent interest." The provision applies to interest received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. Unitholders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

     General--Each Unitholder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder including amounts received upon the redemption of the Units will be subject to back-up withholding.

     The foregoing discussion relates only to United States federal income taxes and applies only to the Trust which is described in this Prospectus; Unitholders may be subject to foreign, state and local taxation in other jurisdictions (including a foreign investor's country of residence). Unitholders should consult their tax advisors regarding potential state, local, or foreign taxation with respect to the Units.

     In the opinion of Carter, Ledyard & Milburn, special counsel to the Trust for New York tax matters the Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

     The Sponsor believes that investors who are individuals will not be subject to any state or local personal income taxes on the interest received by the U.S. Treasury Trusts and distributed to them. However, investors (including individuals) may be subject to state and local taxes on any capital gains (or market discount treated as ordinary income) derived from the U.S. Treasury Trusts and to other state and local taxes (including corporate income or franchise taxes, personal property or intangibles taxes, and estate or inheritance taxes) on their Units or the income derived therefrom. In addition, individual investors (and any other investors which are not subject to state and local taxes on the interest income derived from the U.S. Treasury Trusts) will probably not be entitled to a deduction for state and local tax purposes for their share of the fees and expenses paid by the U.S. Treasury Trusts, for any amortized bond premium or for any interest on indebtedness incurred to purchase or carry their Units. Therefore, even though the Sponsor believes that interest income from the U.S. Treasury Trusts is exempt from state and local personal income taxes in all states, investors should consult their own tax advisors with respect to state and local taxation.



TRUST OPERATING EXPENSES


     No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor and/or its affiliates do, however, receive those fees as set forth in "Fees and Expenses" in Part A of this Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio (the "Sponsor's Evaluation Fee"). Estimated annual Trust expenses are as set forth in Part A of the Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust.


     The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Trust as set forth in "Fees and Expenses" appearing in Part A of this Prospectus. Each annual fee is per $1,000 principal amount of the underlying Securities in a Trust for that portion of the Trust that represents a particular plan of distribution, provided, however, that for services performed prior to the record date for the second distribution from the Interest Account indicated under "Interest Distributions" in Part A of the Prospectus, the Trustee's compensation shall be computed in respect of all Units outstanding at the rate specified for the monthly plan of distribution. The Trustee's fee and the Sponsor's Evaluation Fee are computed on the basis of the largest principal amount of Bonds in the Trust at any time during the period with respect to which such compensation is being computed. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, the Trustee's fee and the Sponsor's Evaluation Fee may be periodically adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. In addition, with respect to any fees payable to the sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which John Nuveen & Co. Incorporated is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

     Premiums for the policies of insurance obtained by the Sponsor or by the Corporate Bond issuers with respect to the Corporate Bonds in the Insured Corporate Trusts have been paid in full prior to the deposit of the Corporate Bonds in the Corporate Trusts, and the value of such insurance has been included in the evaluation of the Corporate Bonds in each Corporate Trust and accordingly in the Public Offering Price of Units of each Corporate Trust. There are no annual continuing premiums for such insurance.

     The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The expenses are paid monthly and the Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.


     Except as provided in the Indenture, the Indenture generally requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.



DISTRIBUTIONS TO UNITHOLDERS

     Interest received by the Trustee on the Securities in each Trust, including that part of the proceeds of any disposition of Securities which represents accrued interest and including any insurance proceeds representing interest due on defaulted Corporate Bonds, shall be credited to the "Interest Account" of such Trust and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Trust.

     The pro rata share of cash in the Principal Account in each Trust will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. With the exception of proceeds received from maturing U.S. Treasury Obligations by the U.S. Treasury Trusts, proceeds received from the disposition, including sale, call or maturity, of any of the Securities and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. Proceeds received by a U.S. Treasury Trust as a result of the maturity of an underlying U.S. Treasury Obligation will be distributed within five business days after such U.S. Treasury Obligation matures to Unitholders of record on such maturity date. The Trustee is not required to make a distribution from the Principal Account of any Trust unless the amount available for distribution in such account equals at least ten cents per Unit.

     The pro rata share of the Interest Account in each Trust will be computed by the Trustee as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Trust as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

     Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date after the Initial Date of Deposit will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record dates for semi-annual distributions will be the first day of May and November. See Part A of this Prospectus for details of distributions per Unit of each Trust based upon estimated Net Annual Interest Income at the Initial Date of Deposit. The amount of the regular distributions will generally change when Securities are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Trust, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

     The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. See "OWNERSHIP AND TRANSFER OF UNITS."

     As of the first day of each month the Trustee will deduct from the Interest Account of a Trust or, to the extent funds are not sufficient therein, from the Principal Account of a Trust, amounts needed for payment of expenses of such Trust. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. The Trustee shall withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemptions of Units of such Trust by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

     Unitholders of a Trust which contains Stripped Treasury Securities should note that Stripped Treasury Securities are sold at a deep discount because the buyer of those securities obtains only the right to receive a future fixed payment on the security and not any rights to periodic interest payments thereon. Purchasers of these Securities acquire, in effect, discount obligations that are economically identical to the "zero-coupon bonds" that have been issued by corporations. Zero coupon bonds are debt obligations which do not make any periodic payments of interest prior to maturity and accordingly are issued at a deep discount. Under generally accepted accounting principles, a holder of a security purchased at a discount normally must report as an item of income for financial accounting purposes the portion of the discount attributable to the applicable reporting period. The calculation of this attributable income would be made on the "interest" method which generally will result in a lesser amount of includable income in earlier periods and a corresponding larger amount in later periods. For federal income tax purposes, the inclusion will be on a basis that reflects the effective compounding of accrued but unpaid interest effectively represented by the discount. Although this treatment is similar to the "interest" method described above, the "interest" method may differ to the extent that generally accepted accounting principles permit or require the inclusion of interest on the basis of a compounding period other than the semi-annual period. See "TAX STATUS."




ACCUMULATION PLAN

     The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at (800) 257-8787.

     Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effective as of the next Record Date occurring at least 10 days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.


REPORTS TO UNITHOLDERS


     The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities), deductions for fees and expenses of such Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Securities, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.



UNIT VALUE AND EVALUATION

     The value of each Trust is determined on the basis of (1) the cash on hand in the Trust (other than cash declared held in trust to cover contracts to purchase securities) or moneys in the process of being collected, (2) the value of the Securities in the Trust based on the bid prices of the Securities; and
(3) interest accrued thereon not subject to collection and distribution, less
(1) amounts representing taxes or governmental charges payable out of the Trust,
(2) the accrued expenses of the Trust; (3) if so provided in Part A of the Prospectus, amounts representing unpaid organization costs; and (4) cash held for distribution to Unitholders of record, and required for redemption of Units tendered, as of a date prior to the date of evaluation. The result of such computation is divided by the number of Units of the Trust outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Trust. The Sponsor may determine the value of the Securities in each Trust (1) on the basis of current bid prices of the Securities obtained from dealers or brokers who customarily deal in securities comparable to those held by the Trust, (2) if bid prices are not available for any of the Securities, on the basis of bid prices for comparable securities, (3) by causing the value of the Securities to be determined by others engaged in the practice of evaluating, quoting or appraising comparable securities or (4) by any combination of the above. Although the Unit Value of each Trust is based on the bid prices of the Securities, the Units are sold initially to the public at the Public Offering Price based on the offering prices of the Securities.

     Because the insurance obtained by the Sponsor or by the issuers of Corporate Bonds with respect to the Corporate Bonds in the Insured Corporate Trusts is effective so long as such Corporate Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Corporate Bonds and therefore some value attributable to such insurance will be included in the value of Units of Corporate Trusts that include such Corporate Bonds.


DISTRIBUTIONS OF UNITS TO THE PUBLIC

     Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

     Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

     The Sponsor plans to allow a discount to brokers and dealers in connection with the primary distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus.

     The Sponsor currently intends to maintain a secondary market for Units of certain Trusts. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Trust Units through the Sponsor will be computed based upon the value of the Bonds in the Trust portfolio, including the sales charge computed as described in "PUBLIC OFFERING PRICE", and adjusted to reflect the cash position of the Trust principal account, and will vary with the size of the purchase as shown in the following table:

Corporate Trust Dealer Concessions

                                                                                 AMOUNT OF PURCHASE*
                                   -------------------------------------------------------------------------------------------
                                                             $50,000   $100,000   $250,000   $500,000  $1,000,000 $2,500,000
                                                   UNDER       TO         TO         TO         TO         TO         OR
YEARS TO MATURITY                                 $50,000    $99,999   $249,999   $499,999   $999,999  $2,499,999    MORE
--------------                                    -------    -------    -------    -------    -------   ---------  ---------
 Less than 1                                      0          0          0          0           0          0          0
 1 but less than 2                                1.00%          .90%       .85%       .80%       .70%       .55%        .467%
 2 but less than 3                                1.30          1.20       1.10       1.00        .90        .73         .634
 3 but less than 4                                1.60          1.45       1.35       1.25       1.10        .90         .781
 4 but less than 5                                2.00          1.85       1.75       1.55       1.40       1.25        1.082
 5 but less than 7                                2.30          2.15       1.95       1.80       1.65       1.50        1.320
 7 but less than 10                               2.60          2.45       2.25       2.10       1.95       1.70        1.496
 10 but less than 13                              3.00          2.80       2.60       2.45       2.30       2.00        1.747
 13 but less than 16                              3.25          3.15       3.00       2.75       2.50       2.15        1.878
 16 or more                                       3.50          3.50       3.40       3.35       3.00       2.50        2.185

* Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.


U.S. Treasury Trust Dealer Concessions

                                                                                 AMOUNT OF PURCHASE*
                                   -------------------------------------------------------------------------------------------
                                                             $50,000   $100,000   $250,000   $500,000  $1,000,000 $2,500,000
                                                   UNDER       TO         TO         TO         TO         TO         OR
YEARS TO MATURITY                                 $50,000    $99,999   $249,999   $499,999   $999,999  $2,499,999    MORE
--------------                                    -------    -------    -------    -------    -------   ---------  ---------
 Less than 1                                      0          0          0          0           0          0          0
 1 but less than 2                                0.715%     0.650%     0.585%     0.585%      0.520%     0.455%     0.390%
 2 but less than 3                                0.910      0.845      0.845      0.780       0.715      0.650      0.520
 3 but less than 4                                1.040      0.975      0.975      0.910       0.845      0.715      0.650
 4 but less than 5                                1.170      1.105      1.105      0.975       0.910      0.845      0.715
 5 but less than 7                                1.235      1.170      1.105      1.105       0.975      0.845      0.780
 7 but less than 10                               1.430      1.365      1.300      1.235       1.105      0.975      0.845
 10 but less than 13                              1.755      1.690      1.560      1.495       1.430      1.235      1.105
 13 but less than 16                              2.145      2.015      1.885      1.820       1.690      1.495      1.300
 16 or More                                       2.340      2.210      2.145      2.015       1.885      1.625      1.430

* Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $500,000 and 10,000 Units to $1 million, etc., and will be applied on that basis which is more favorable to the purchaser.

     The Sponsor reserves the right to change the amounts of the dealer concessions from time to time.

     Volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5sm Portfolios and Nuveen--The Dow 10sm Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.



  TOTAL DOLLAR AMOUNT SOLD
    OVER MEASURING PERIOD                                                                            VOLUME INCENTIVE
    --------------------                                                                    ------------------------
$ 5,000,000 to $ 9,999,999                                                                  0.10% of current quarter sales
$10,000,000 to $19,999,999                                                                  0.125% of current quarter sales
$20,000,000 to $49,999,999                                                                  0.1375% of current quarter sales
$50,000,000 or more                                                                         0.15% of current quarter sales

     Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

     Firms are not entitled to receive any dealer concession or volume incentives for any sales made to investors which qualified as Discounted Purchases (as defined in "PUBLIC OFFERING PRICE") during the primary or secondary market. (See "PUBLIC OFFERING PRICE".)



OWNERSHIP AND TRANSFER OF UNITS

     The ownership of Units is evidenced by registered Certificates unless the Unitholder expressly requests that ownership be evidenced by a book entry position recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

     For Trusts allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

     Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, The Chase Manhattan Bank, at 4 New York Plaza, New York, NY 10004-2413, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholders. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

     Replacement of lost, stolen or destroyed certificates

     To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.


REDEMPTION


     Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at 4 New York Plaza, New York, NY 10004-2413 (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or providing satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the

Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.


     On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). If so provided in Part A of the Prospectus, during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Fees and Expenses" in Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

     The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

     Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. (See "REMOVAL OF SECURITIES FROM THE TRUSTS.") Units so redeemed shall be cancelled. To the extent that Securities are sold from the Trusts, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The Redemption Price is determined on the basis of the bid prices of the Securities in each Trust, while the initial Public Offering Price of Units will be determined on the basis of the offering prices of the Securities as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, and such determination is made. As of any given time, the difference between the bid and offering prices of such Securities may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Securities, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Securities such difference usually will not exceed 3%.

     The right of redemption may be suspended and payment postponed (1) for any period in which the New York Stock Exchange is closed, other than customary weekend and holiday closings or for any period during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted, (2) for any period during which an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or
(3) for such other periods as the Securities and Exchange Commission may by order permit.

     Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

PURCHASE OF UNITS BY THE SPONSOR

     The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.


REMOVAL OF SECURITIES FROM THE TRUSTS

     Securities will be removed from a Trust as they mature or are redeemed by the issuers thereof. The Indenture also empowers the Trustee to sell Securities for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Securities in each Trust to be sold in such circumstances. In deciding which Securities should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions; (2) market prices of the Securities; (3) the effect on income distributions to Unitholders of the sale of various Securities; (4) the effect on principal amount of underlying Securities per Unit of the sale of various Securities; (5) the financial condition of the issuers; and (6) the effect of the sale of various Securities on the investment character of the Trust. Such sales, if required, could result in the sale of Securities by the Trustee at prices less than original cost to the Trust. To the extent Securities are sold, the size and diversity of such Trust will be reduced.

     In addition, the Sponsor is empowered to direct the Trustee to liquidate Securities upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Securities, or an adverse change in market, revenue or credit factors affecting the investment character of the Securities. If a default in the payment of the principal of and/or interest on any of the Securities occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Securities within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Securities forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Securities in a Trust if the Securities in the Trust are the subject of an advanced refunding generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Securities on their redemption date.


     Except as stated in "NUVEEN DEFINED PORTFOLIOS" or "COMPOSITION OF TRUSTS" regarding the deposit of additional securities or the limited right of substitution of Replacement Securities for Failed Securities, except for refunding Securities that may be exchanged for Securities under certain conditions specified in the Indenture, and except as otherwise provided in the Prospectus or the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit securities either in addition to, or in substitution for, any of the Securities initially deposited in a Trust.



INFORMATION ABOUT THE TRUSTEE

     The Trustee is The Chase Manhattan Bank. Its address is 4 New York Plaza, New York, NY 10004-2413. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.


LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

     The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

     The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.


SUCCESSOR TRUSTEES AND SPONSORS

     The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

     If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

     If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.



INFORMATION ABOUT THE SPONSOR

     Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

     To meet the unique circumstances and financial planning needs of our investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota, and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive).

     To help advisors and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trusts, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.


     A comparison of estimated current returns with the returns on various other taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Nuveen Trusts with returns on taxable investments such as corporate or U.S. Government securities, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. In addition, the Sponsor may compare the performance of various indices with the performance of U.S. Government securities and bank CDs. U.S. Government securities, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in the Prospectus.


DESCRIPTION OF RATINGS

     Standard & Poor's Corporation. A description of the applicable Standard & Poor's Corporation rating symbols and their meanings follows:

     A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

   Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

   Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days - including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.
   Long-term issue credit ratings Issue credit ratings are based, in varying degrees, on the following considerations:
   Likelihood of payment - capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; Nature of and provisions of the obligation; Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.
   AAA--An obligation rated `AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.
   AA--An obligation rated `AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.
   A--An obligation rated `A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.
   BBB--An obligation rated `BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
   N.R.--This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.
   Short-term issue credit ratings A-1--A short-term obligation rated `A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.
   A-2--A short-term obligation rated `A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.
   A-3--A short-term obligation rated `A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
     Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follows:
   Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
   Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.
   A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

   Baa-Bonds which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
   Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
   Moody's short-term debt ratings are opinions of the ability of issuers to repay punctually senior debt obligations. These obligations have an original maturity not exceeding one year, unless explicitly noted.
   Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:
   Prime-1--Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics: leading market positions in well-established industries, high rates of return on funds employed, conservative capitalization structure with moderate reliance on debt and ample asset protection, broad margins in earnings coverage of fixed financial charges and high internal cash generation, and well-established access to a range of financial markets and assured sources of alternate liquidity.
   Prime-2--Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.
   Prime-3--Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.



OTHER INFORMATION


     Amendment of Indenture

     The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to permit the deposit or acquisition of securities either in addition to, or in substitution for any of the Securities initially deposited in any Trust except as stated in "NUVEEN DEFINED PORTFOLIOS" or "COMPOSITION OF TRUSTS" regarding the creation of additional Units and the limited right of substitution of Replacement Securities, except for the substitution of refunding securities under certain circumstances or except as otherwise provided in the Prospectus or in the Indenture. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.


     Termination of Indenture

     Each Trust may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the aggregate principal amount of Securities deposited in a Trust during the initial offering period of such Trust and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Trust to less than 40% of the principal amount of the Securities originally deposited in the portfolio. (See "Statement of Condition" appearing in Part A of this Prospectus.) The sale of Securities from the Trusts upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Securities originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Securities held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for Long-Term, Long Intermediate, and Intermediate Trusts, beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Trusts or beyond the Mandatory Termination Date.

     Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Securities in the Trust then held and shall deduct from the assets of the Trust any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Trust, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Trust their pro rata share of the balance of the Interest and Principal Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.



CODE OF ETHICS

     The Sponsor and the Portfolios have adopted a code of ethics requiring the Sponsor's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Portfolios.



LEGAL OPINION

     The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee and special New York tax counsel with respect to the Trusts.


AUDITORS

     The "Statement of Condition" and "Schedule of Investments" at the Initial Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.


SUPPLEMENTAL INFORMATION

     Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about their respective Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts.

         Nuveen
         Defined
         Portfolios


                               NUVEEN FIXED INCOME
                              PROSPECTUS -- PART B


                                  JUNE 21, 2000


              Sponsor        John Nuveen & Co. Incorporated
                             333 West Wacker Drive
                             Chicago, IL 60606-1286
                             Telephone: 312-917-7700

              Trustee        The Chase Manhattan Bank
                             4 New York Plaza
                             New York, NY 10004-2413
                             Telephone: 800-257-8787

Legal Counsel to Sponsor        Chapman and Cutler
                                111 West Monroe Street
                                Chicago, IL 60603

             Independent        Arthur Andersen LLP
      Public Accountants        33 West Monroe Street
          for the Trusts        Chicago, IL 60603

     This Prospectus does not contain complete information about the Portfolio filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 (file no. 333-75111) and the Investment Company Act of 1940 (file no. 811-08103)


     More information about the Portfolio, including the code of ethics adopted by the Sponsor and the Nuveen Unit Trusts, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.


     No person is authorized to give any information or representation about the Portfolio not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.
     When Units of the Portfolio are no longer available or for investors who will reinvest into subsequent series of the Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

     1. Information in this Prospectus is not complete and may be changed;

     2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and


     3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.







                            NUVEEN DEFINED PORTFOLIOS
                             INFORMATION SUPPLEMENT
               NUVEEN INSURED CORPORATE TRUST SERIES 5 (LONG-TERM)


   The Information Supplement provides additional information concerning the structure and operations of a Nuveen Defined Portfolio (a "Trust") not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at 4 New York Plaza, New York, NY 10004-2413; 800-257-8787. This Information Supplement is dated June 21, 2000. Capitalized terms have been defined in the Prospectus.



                                TABLE OF CONTENTS


 ACCUMULATION PLAN                                                          2
 INFORMATION ABOUT THE SPONSOR                                              4
 RISK FACTORS                                                               5
 ESTIMATED CASH FLOWS                                                       9
 HOW TO CALCULATE YOUR ESTIMATED INCOME                                    11

ACCUMULATION PLAN


   The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment advisor to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial advisor or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial advisor or through the Sponsor at (800) 257-8787. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.


   The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.


ACCUMULATION FUNDS

Mutual Funds

NUVEEN FLAGSHIP MUNICIPAL TRUST
    Nuveen Municipal Bond Fund
    Nuveen Insured Municipal Bond Fund
    Nuveen Flagship All-American Municipal Bond Fund
    Nuveen Flagship Limited Term Municipal Bond Fund
    Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I
    Nuveen Flagship Arizona Municipal Bond Fund
    Nuveen Flagship Colorado Municipal Bond Fund
    Nuveen Flagship Florida Municipal Bond Fund
    Nuveen Flagship Florida Intermediate Municipal Bond Fund
    Nuveen Maryland Municipal Bond Fund
    Nuveen Flagship New Mexico Municipal Bond Fund
    Nuveen Flagship Pennsylvania Municipal Bond Fund
    Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II
    Nuveen California Municipal Bond Fund
    Nuveen California Insured Municipal Bond Fund
    Nuveen Flagship Connecticut Municipal Bond Fund
    Nuveen Massachusetts Municipal Bond Fund
    Nuveen Massachusetts Insured Municipal Bond Fund
    Nuveen Flagship New Jersey Municipal Bond Fund
    Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
    Nuveen Flagship New York Municipal Bond Fund
    Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III
    Nuveen Flagship Alabama Municipal Bond Fund
    Nuveen Flagship Georgia Municipal Bond Fund
    Nuveen Flagship Louisiana Municipal Bond Fund
    Nuveen Flagship North Carolina Municipal Bond Fund
    Nuveen Flagship South Carolina Municipal Bond Fund
    Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV
    Nuveen Flagship Kansas Municipal Bond Fund
    Nuveen Flagship Kentucky Municipal Bond Fund
    Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
    Nuveen Flagship Michigan Municipal Bond Fund
    Nuveen Flagship Missouri Municipal Bond Fund
    Nuveen Flagship Ohio Municipal Bond Fund
    Nuveen Flagship Wisconsin Municipal Bond Fund


Flagship Utility Income Fund
    Nuveen Municipal Money Market Fund, Inc.
    Nuveen Taxable Funds, Inc.
    Nuveen Dividend and Growth Fund


Nuveen Investment Trust
    Nuveen Growth and Income Stock Fund
    Nuveen Balanced Municipal and Stock Fund
    Nuveen Balanced Stock and Bond Fund
    Nuveen European Value Fund

Nuveen Investment Trust II
    Nuveen Rittenhouse Growth Fund
    Nuveen Innovation Fund
    Nuveen International Growth Fund

Nuveen Investment Trust III
    Nuveen Income Fund

Money Market Funds
    Nuveen California Tax-Free Money Market Fund
    Nuveen Massachusetts Tax-Free Money Market Fund
    Nuveen New York Tax-Free Money Market Fund
    Nuveen Tax-Free Reserves, Inc.
    Nuveen Tax-Exempt Money Market Fund, Inc.

   Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("business day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m.

eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.
   The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.
   Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

INFORMATION ABOUT THE SPONSOR


   Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.
   To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products - including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products.
   The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc. Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Washington Premium Income Municipal Fund, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Insured Premium Income Municipal Fund 2, Nuveen Dividend Advantage Municipal Fund, Nuveen California Dividend Advantage Municipal Fund and Nuveen New York Dividend Advantage Municipal Fund, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $35 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive).


   To help advisors and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.
   The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("Firms") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("Funds"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.
   A comparison of the estimated returns of the Trust and the historic performance of corporate bonds to the returns and performance of other investments is one element to consider in making an informed investment decision. The Sponsor may compare the estimated returns of the Trust with the current or historical yields or returns of other investments, including Certificates of Deposit, U.S. Government Securities and money market funds. In addition, the Sponsor may compare the returns of various indices with the estimated returns of the Trust and the historical or current returns of Corporate bonds and Corporate bond indices. The Sponsor may also quote various performance measures and studies in order to compare the historical returns available from an investment in Corporate bonds with investments in other tax-free and taxable securities. Other types of fixed income securities have investment characteristics that differ from those of the Trust. U.S. Government bonds are long-term investments backed by the full faith and credit of the U.S. Government and are subject to federal income tax but are exempt from state and local personal income taxes. Bank CDs are generally short-term FDIC insured investments, which pay fixed principal and interest but are subject to fluctuating rollover rates. Both bank CDs and corporate bonds are generally subject to both federal and state income taxes. Money market funds are short-term investments with stable net asset values, fluctuating yields and special features that enhance liquidity.

RISK FACTORS

U.S. Treasury Obligations. U.S. Treasury Obligations are direct obligations of the United States and are backed by its full faith and credit although the Units are not so backed. The U.S. Treasury Obligations are not rated but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.
   An investment in Units of a Trust which contains U.S. Treasury Obligations should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the U.S. Treasury Obligations and hence the Units will decline with increases in interest rates. The high inflation of prior years, together with the fiscal measures adopted in response to such inflation, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will exist in the future. Corporate Debt Obligations. An investment in Units of a Corporate Trust should be made with an understanding of the risks that an investment in fixed rate, investment grade corporate debt obligations may entail, including the risk that the value of the Units will decline with increases in interest rates. Although in recent years interest rates have been relatively stable, the high inflation of prior years, together with the fiscal measures adopted in response to such inflation, have resulted in wide fluctuations in interest rates and thus in the value of fixed rate debt obligations generally. Generally, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements and accordingly such issuer may not be able to meet its obligations to make principal and income payments. In addition, a slowdown in the economy or a development adversely affecting an issuer's creditworthiness may also result in the ratings of the Corporate Bonds and the value of the underlying portfolio being reduced. The Corporate Trusts consist of Corporate Bonds that, in many cases, do not have the benefit of covenants that would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings that could have the effect of reducing the ability of the issuer to meet its obligations and might also result in the ratings of the Corporate Bonds and the value of the underlying portfolio being reduced.
   Should the issuer of any Corporate Bond default in the payment of principal or interest, the Corporate Trust may incur additional expenses seeking payment on the defaulted Bond. Because amounts recovered by a Corporate Trust in payment under the defaulted Corporate Bond, if any, may not be reflected in the value of the Units until actually received by such Corporate Trust, and depending upon when a Unitholder purchases or sells his or her Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving a portion of any payment recovered.
Utility Issues. Certain of the Corporate Bonds in a Corporate Trust may be obligations of utility issuers. In general, utilities are regulated monopolies engaged in the business of supplying light, water, power, heat, transportation or means of communication. Historically, the utilities industry has provided investors in securities issued by companies in this industry with high levels of reliability, stability and relative total return on their investments. However, an investment in a Corporate Trust which contains obligations of utility issuers should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of such Corporate Bonds in certain Corporate Trusts to make payments of principal and/or interest on such Corporate Bonds.
   Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. Also, changes in certain accounting standards currently under consideration by the Financial Accounting Standards Board could cause significant write-downs of assets and reductions in earnings for many investor-owned utilities. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other. Finally, utilities may be subject to deregulation and competitive pressures from alternative providers. In this environment, utilities may face costs which prevent them from earning a positive rate of return, which will negatively impact the issues of Corporate Bonds.
   Certain of the issuers of the Corporate Bonds in a Corporate Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remains present through completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

   In view of the uncertainties discussed above, there can be no assurance that any bond issuer's share of the full cost of nuclear units under construction ultimately will be recovered in rates or of the extent to which a bond issuer could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on the financial condition or the results of operations or on a bond issuer's ability to make interest and principal payments on its outstanding debt.
   Other general problems of the gas, water, telephone and electric utility industry (including state and local joint action power agencies) include difficulty in obtaining timely and adequate rate increases, difficulty in financing large construction programs to provide new or replacement facilities during an inflationary period, rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including among other considerations the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy conservation. Each of the problems referred to could adversely affect the ability of the issuer of any utility bonds in a Corporate Trust to make payments due on these Corporate Bonds.
   In addition, the ability of state and local joint action power agencies to make payments on bonds they have issued is dependent in large part on payments made to them pursuant to power supply or similar agreements.
   Courts in Washington and Idaho have held that certain agreements between Washington Public Power Supply System ("WPPSS") and the WPPSS participants are unenforceable because the participants did not have the authority to enter into the agreements. While these decisions are not specifically applicable to agreements entered into by public entities in other states, they may cause a reexamination of the legal structure and economic viability of certain projects financed by joint action power agencies, which might exacerbate some of the problems referred to above and possibly lead to legal proceedings questioning the enforceability of agreements upon which payment of these bonds may depend.
   Business conditions of the telephone industry in general may affect the performance of a Trust. General problems of telephone companies include regulation of rates for service by the FCC and various state or other regulatory agencies. However, over the last several years regulation has been changing, resulting in increased competition. The new approach is more market oriented, more flexible and more complicated. For example, Federal and certain state regulators have instituted "price cap" regulation which couples protection of rate payers for basic services with flexible pricing for ancillary services. These new approaches to regulation could lead to greater risks as well as greater rewards for operating telephone companies such as those that may be included in the Trusts. Inflation has substantially increased the operating expenses and cost of plant required for growth, service, improvement and replacement of existing plant. Continuing cost increases, to the extent not offset by improved productivity and revenues from increased business, would result in a decrease in rate of return and a continuing need for rate increases. Although allowances are generally made in rate making proceedings for cost increases, delays may be experienced in obtaining the necessary rate increases and there can be no assurance that the regulatory agencies will grant rate increases adequate to cover operating and other expenses and debt service requirements. To meet increasing competition, telephone companies will have to commit substantial capital, technological and marketing resources. Telephone usage, and therefore revenues, could also be adversely affected by any sustained economic recession. New technology, such as cellular service and fiber optics, will require additional capital outlays. The uncertain outcomes of future labor agreements may also have a negative impact on the telephone companies. Each of these problems could adversely affect the ability of the telephone company issuers of any Corporate Bonds in a Corporate Trust to make payments of principal and interest on their Corporate Bonds.
Hospital and Health Care Facility Issues. Certain of the Corporate Bonds in a Corporate Trust may be obligations of hospital and health care issuers. Payments on hospital and health care facility bonds are dependent upon revenues of hospitals and other health care facilities. These revenues come from private third-party payors and government programs, including the Medicare and Medicaid programs, which have generally undertaken cost con-tainment measures to limit payments to health care facilities. Hospitals and health care facilities are subject to various legal claims by patients and others and are adversely affected by the increasing cost of insurance.
Banks and Other Financial Institution Issues. Certain of the Corporate Bonds in a Corporate Trust may be obligations of banks and other financial institution issuers. The profitability of a financial institution is largely dependent upon the credit quality of its loan portfolio which, in turn, is affected by the institution's underwriting criteria, concentrations within the portfolio and specific industry and general economic conditions. The operating performance of financial institutions is also impacted by changes in interest rates, the availability and cost of funds, the intensity of competition and the degree of governmental regulation.
Telecommunications Issues. Certain of the Corporate Bonds in a Corporate Trust may be obligations of telecommunications issuers. Payments on bonds of companies in the telecommunications industry, including local, long-distance and cellular service, the manufacture of telecommunications equipment, and other ancillary services, are generally dependant upon the amount and growth of customer demand, the level of rates permitted to be charged by regulatory authorities and the ability to obtain periodic rate increases, the effects of inflation on the cost of providing services and the rate of technological innovation. The industry is characterized by increasing competition in all sectors and extensive regulation by the Federal Communications Commission and various state regulatory authorities.
General. Certain of the Securities may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to a Trust. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.
   Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a Bond is recharacterized as equity by the Internal Revenue Service for Federal income tax purposes, the issuer's interest deduction with respect to the Bond will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of certain fixed-income securities may fluctuate more than the market value of higher-rated securities since lower-rated, fixed-income securities tend to reflect short-term credit developments to a greater extent than higher-rated securities. Issuers of certain securities may possess less creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. Bonds are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.
Foreign Issuers. A portion of the Bonds in the Trusts may be invested in securities of foreign issuers. It is appropriate for investors in such Trusts to consider certain investment risks that distinguish investments in Bonds of foreign issuers from those of domestic issuers. Those investment risks include future political and economic developments, the possible imposition of withholding taxes on interest income payable on the Bonds held in the Trusts, the possible seizure or nationalization of foreign deposits, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions (including expropriation, burdensome or confiscatory taxation and moratoriums) which might adversely affect the payment or receipt of payment of amounts due on the Bonds. Investors should realize that, although the Trusts invest in U.S. dollar denominated investments, the foreign issuers which operate internationally are subject to currency risks. The value of Bonds can be adversely affected by political or social instability and unfavorable diplomatic or other negative developments. In addition, because many foreign issuers are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information about the foreign issuer than a U.S. domestic issuer. Foreign issuers also are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. domestic issuers. However, the Sponsor anticipates that adequate information will be available to allow the Sponsor to provide portfolio surveillance.

Liquidity. The Bonds in the Trusts may not have been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of the Act. Most of the Bonds will not be listed on a securities exchange. Whether or not the Bonds are listed, the principal trading market for the Bonds will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in the Bonds. There can be no assurance that a market will be made for any of the Bonds, that any market for the Bonds will be maintained or of the liquidity of the Bonds in any markets made. The price at which the Bonds may be sold to meet redemptions and the value of the Trusts will be adversely affected if trading markets for the Bonds are limited or absent. The Trusts may also contain non-exempt Bonds in registered form which have been purchased on a private placement basis. Sales of these Bonds may not be practicable outside the United States, but can generally be made to U.S. institutions in the private placement market which may not be as liquid as the general U.S. securities market. Since the private placement market is less liquid, the prices received may be less than would have been received had the markets been broader.
Exchange Controls. On the basis of the best information available to the Sponsor at the present time none of the Bonds is subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of amounts due on the Bonds. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to the Trusts. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of the Bonds in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption.


Jurisdiction Over, and U.S. Judgments Concerning, Foreign Obligors. Non-U.S. issuers of the Bonds will generally not have submitted to the jurisdiction of U.S. courts for purposes of lawsuits relating to those Bonds. If the Trusts contain Bonds of such an issuer, the Trusts as a holder of those obligations may not be able to assert its rights in U.S. courts under the documents pursuant to which the Bonds are issued. Even if the Trusts obtain a U.S. judgment against a foreign obligor, there can be no assurance that the judgment will be enforced by a court in the country in which the foreign obligor is located. In addition, a judgment for money damages by a court in the United States if obtained, will ordinarily be rendered only in U.S. dollars. It is not clear, however, whether, in granting a judgment, the rate of conversion of the applicable foreign currency into U.S. dollars would be determined with reference to the due date or the date the judgment is rendered. Courts in other countries may have rules that are similar to, or different from, the rules of U.S. courts.


ESTIMATED CASH FLOWS

   The tables below set forth the estimated distributions per Unit of interest and principal to Unitholders under each plan of distribution. The tables assume no changes in Trust expenses, no redemptions or sales of the underlying Bonds prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change, actual distributions will vary. There is no guarantee that the principal amount distributed to a Unitholder by the Trust will be equivalent to the investor's original investment.



MONTHLY
 Dates                                                                                                       Total Principal
                                                                                                           & Interest Payment
 8/15/00                                                                                                             0.7440
 9/15/00 - 7/15/05                                                                                                   0.5580
 8/15/05 - 2/15/24                                                                                                   0.5595
 3/15/24                                                                                                            17.2261
 4/15/24 - 6/15/25                                                                                                   0.4644
 7/15/25                                                                                                            17.1310
 8/15/25 & 9/15/25                                                                                                   0.3684
 11/15/25 - 1/15/28                                                                                                  0.2742
 2/15/28                                                                                                            16.9408
 3/15/28 - 11/15/33                                                                                                  0.1833
 12/15/33                                                                                                           16.8499
 1/15/34 - 9/15/34                                                                                                   0.0888
 10/15/34                                                                                                           16.7112


QUARTERLY
 Dates                                                                                                       Total Principal
                                                                                                           & Interest Payment
 8/15/00                                                                                                             0.7440
 11/15/00 - 7/15/05                                                                                                  1.6821
 8/15/05 - 2/15/24                                                                                                   1.6866
 3/15/24                                                                                                            16.6666
 5/15/24                                                                                                             1.4958
 8/15/24 - 5/15/25                                                                                                   1.4004
 6/15/25                                                                                                            16.6666
 8/15/25                                                                                                             1.3041
 10/15/25                                                                                                           16.6666
 11/15/25 - 1/15/26                                                                                                  1.0161
 2/15/26 - 1/15/28                                                                                                   0.8262
 2/15/28                                                                                                            17.4928
 5/15/28 - 11/15/33                                                                                                  0.5526
 12/15/33 - 1/15/34                                                                                                 16.6666
 2/15/34 - 4/15/34                                                                                                   0.3627
 5/15/34 - 9/15/34                                                                                                   0.2682
 10/15/34                                                                                                           16.8875


SEMI-ANNUAL
 Dates                                                                                                       Total Principal
                                                                                                           & Interest Payment
 8/15/00                                                                                                             0.7440
 11/15/00                                                                                                            1.6875
 5/15/01 - 10/15/05                                                                                                  3.3750
 11/15/05 - 2/15/24                                                                                                  3.3822
 3/15/24 - 4/15/24                                                                                                  16.6666
 5/15/24 - 10/15/24                                                                                                  3.1914
 11/15/24 - 6/15/25                                                                                                  2.8080
 7/15/25 - 10/15/25                                                                                                 16.6666
 11/15/25 - 4/15/26                                                                                                  2.3256
 5/15/26 - 1/15/28                                                                                                   1.6578
 2/15/28 - 4/15/28                                                                                                  16.6666
 5/15/28 - 10/15/28                                                                                                  1.3824
 11/15/28 - 11/15/33                                                                                                 1.1088
 12/15/33 - 4/15/33                                                                                                 16.6666
 5/15/34 - 9/15/34                                                                                                   0.6336
 10/15/34                                                                                                           17.1577



How To Calculate Your Estimated Income
   The example provided below illustrates how to calculate the estimated annual income generated by a hypothetical $10,000 investment in the Trust. The illustration assumes that the investment was made on the day prior to the date of deposit by an investor electing the monthly distribution plan and that the portfolio contains all of the Securities provided in "Schedule of Investments" in Part A of this Prospectus. This hypothetical example is for illustrative purposes only and is not intended to reflect or predict the results of any actual investment and does not reflect any potential changes to the portfolio or expenses.

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:



              NUVEEN INSURED CORPORATE TRUST, SERIES 5 (LONG-TERM)



         $10,000             /           $95.94                  =            104.231
         Investment                      Offering price and                   # of units purchased
         (as of 6/21/00)                 accrued interest

         104.231             X           $6.6967                 =            $698.00
         # of units purchased            Annual income per unit               annual income
                                         (monthly plan)

                       CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

              INSURER/POLICY NO.                           AMOUNT

       Reliance Insurance Company
       B 262 6895                                       $26,000,000


B. This amendment of Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                      Accountants and Counsel as indicated

                         Exhibits as listed on page S-5

C.   Explanatory Note

         This Amendment No. 1 to the Registration Statement may contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be indentical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.   Undertakings

     1. The Information Supplement to the Trust will not include third party financial information.



                                   SIGNATURES



         The Registrant, Nuveen Unit Trusts, Series 96 hereby identifies Series 94, Series 82, Series 75, Series 66, Series 65, Series 63, Series 61, Series 53, Series 52, Series 51, Series 50, Series 46, Series 43, Series 39, Series 38, Series 37, Series 36, Series 35, Series 33, Series 4 and Series 1 of the Nuveen Unit Trusts for purposes of the representations required by Rule 487 and represents the following:

          (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

         (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

         (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 96 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 21st day of June, 2000.

                                                   NUVEEN UNIT TRUSTS, SERIES 96
                                                                    (Registrant)

                                               By JOHN NUVEEN & CO. INCORPORATED
                                                                     (Depositor)


                                                       By /s/ Benjamin T. Fulton
                              --------------------------------------------------
                                            Managing Director and Vice President



                                                     Attest /s/ Nicholas Dalmaso
                                           -------------------------------------
                                                             Assistant Secretary


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

          Signature                                 Title*                                                  Date
          ---------                                 -----                                                   ----

Timothy R. Schwertfeger                Chairman, Board of Directors,               )
                                       Chief Executive Officer                     )
                                       and Director                                )
                                                                                   )
                                                                                   )
John P. Amboian                        President and Director                      )             /s/ Jessica R. Droeger
                                                                                                     ------------------
                                                                                   )                 Jessica R. Droeger
                                                                                   )                 Attorney-in-Fact**
                                                                                   )
Margaret E. Wilson                     Vice President and                          )                    June 21, 2000
                                       Controller                                  )
                                                                                   )
                                                                                   )

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

**The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.4 to the Registration Statement.


                          CONSENT OF CHAPMAN AND CUTLER

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.


                    CONSENT OF KENNY S&P EVALUATION SERVICES

The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.2 to the Registration Statement.


                      CONSENT OF CARTER, LEDYARD & MILBURN

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 3.4 to the Registration Statement.


                                LIST OF EXHIBITS

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trust,
     Series 1 and certain subsequent series, effective May 29, 1997 between John Nuveen & Co. Incorporated, Depositor and The Chase Manhattan Bank, Trustee (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-23671] filed on behalf of Nuveen Unit Trust, Series 1).

1.1(b) Trust Indenture and Agreement.

1.2 Copy of Certificate of Incorporation, as amended, of John Nuveen & Co. Incorporated, Depositor (incorporated by reference to Form N-8B-2 [File No. 811-1547] filed on September 29, 1967 on behalf of Nuveen Tax-Exempt Unit Trust, Series 16).

1.3 Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated (incorporated by reference to Form N-8B-2 [File No. 811-2198] filed on April 11, 1985 on behalf of Nuveen Tax-Exempt Unit Trust, Series 37).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1(a) on pages 2 to 8, inclusive, and incorporated herein by reference).

2.2 Copy of Code of Ethics of the Trust(s) and the Principal Underwriter (incorporated by reference to Amendment No. 3 to Form S-6 [File No. 333-96279] filed on March 6, 2000 on behalf of Nuveen Unit Trusts, Series
     82).

3.1  Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3  Opinion of counsel as to the Trustee and the Trust.

3.4 Opinion of counsel as to New York income tax status of securities being registered.

4.2  Consent of Kenny S&P Evaluation Services.

4.4  Consent of Arthur Andersen LLP.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Exhibit E to Form N-8B-2 [File No. 811-08103] filed on March 20, 1997 on behalf of Nuveen Unit Trusts, Series 1 and subsequent series).